

January 11, 2020

Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

>   **Re: Pensare Acquisition Corp.**
>   **Preliminary Revised Proxy Statement on Schedule 14A**
>   **Filed December 26, 2019**
>   **File No. 001-38167**

Dear Mr. Mays:

   We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. References to prior comments are to those in our letter dated November 4, 2019.

Revised Preliminary Proxy Statement filed December 26, 2019

Questions and Answers
What will happen in the business combination?, page 5

1.   We note your response to prior comment 1. The revised disclosure on page 5 indicates that the compensation to be paid to Holdings will be adjusted with respect to the debt and net working capital of Computex. It is unclear, however, in the subsequent discussion regarding how the compensation will be delivered to Holdings how the compensation will be adjusted for Computex's debt and net working capital. Please advise.

Risk Factors
"Resources could be spent researching acquisitions that are not consummated..." , page 52

2.   We note your response to prior comment 3. Please revise this risk factor to discuss the material costs you incurred in your search for a target business, including costs incurred in

connection with your pursuit of U.S. TelePacific Holdings Corp.

"Our amended and restated certificate of incorporation provides, subject to limited exceptions...", page 53

3.   We note your response to prior comment 5 that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Clarify whether the provision applies to actions arising under the Securities Act. Please ensure that the governing documents state this clearly.

The Business Combination
Certain Computex Projected Financial Information, page 73

4.   We note that you disclose certain projected financial information. Please revise to disclose the assumptions which in management's opinion are most significant to the projections. Please explain why you have a reasonable basis for the assumptions underlying the prospective financial information. Describe the level of support underlying your assumptions. We refer you to Item 10 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 84

5.   We note that you plan to raise additional funds via a $45 million investment from other third parties, including an anchor investor (the "Anchor Investor"). We further note that each $1,250 Unit of investments would consist of 80% in a Series A convertible debenture and 20% equity as follows: (i) $1,000 in face amount of Series A convertible debentures ("Series A Debentures") and (ii) one five-year warrant to purchase 100 shares of the Company's common stock, par value $0.001 per share ("Common Stock") at an exercise price of $0.01 per share and 3,000,000 shares of common stock at a purchase price of $3.00 per share. Please revise to describe the terms and conditions associated with the Series A convertible debenture. Explain how you determined the common stock purchase price to be $3.00 per share. Provide us with an analysis of how you determined that the warrants should be classified as equity. Revise to clarify how you determined each of the assumptions for valuing the warrants using the Black-Scholes option valuation model.

6.   We note your response to prior comment 10. Please provide us with a more detailed analysis of how you determined that Pensare is the accounting acquirer. Describe in greater detail how you considered each of the factors in ASC 805-10-55-(10-15). Explain how your analysis considered that Mr. Haffar and Mr. Perez will retain senior management positions of the Surviving Corporation. Tell us whether Computex will be entitled to any seats on the board of directors in connection with the Business Combination Agreement. Clarify your disclosures that indicate that Mr. Mock, Dr. Willis and Mr. Foley hold economic interests in Pensare Sponsor Group, LLC and pecuniary interests in the securities held by Pensare Sponsor Group, LLC. Tell us the number of shares and percentages owned by these individuals in Pensare Sponsor Group, LLC. In addition, tell us whether MasTec, Inc. or its officers and directors own any interest

in Navigation Capital Partners II L.P and Computex.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined
Balance Sheet as of September 30, 2019,, page 92

7.   Please revise your disclosures in Adjustment C to clarify that the $45.0 million in cash
        from the third party investor is to be received subsequent to September 30, 2019. In this
        respect, your current disclosures appear to imply that the cash was already received from
        the third party investor subsequent to September 30, 2019.

8.   We note that transactions expenses will be settled with cash ($5.0M). Please clarify the
        nature of the transaction expenses that reflect a partial payment of fees that were agreed to
        be deferred until the consummation of a Business Combination. Revise to describe in
        greater detail the remaining balance of unpaid transaction costs that will be renegotiated
        post Business Combination. Tell us whether the remaining balance of unpaid transaction
        costs are accrued in your pro forma consolidated balance sheet as of September 30, 2019.

Financial Statements
Stratos Management Systems, Inc.
Financial Statements for the years ended December 31, 2018, 2017 and 2016
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-57

9.   Please clarify your response to prior comment 23 that indicates Computex has back-end
        inventory risk with respect to the product shipped directly to its customers. Tell us
        whether Computex will take title to the products if they are returned by the customers.
        Describe your right of return to the vendor or supplier. Indicate whether the customer will
        return the product directly to the vendor. Tell us the percentage of products shipped
        directly to the customer as compared to products shipped directly to you. Describe in
        greater detail how Computex is directly and intimately involved with its customers both
        on a pre- and post-sale basis. That is, indicate whether a vendor is configuring the product
        specific to a customer. In addition, please clarify how you determined that Computex has
        reasonable latitude, within economic constraints, to establish the price Computex charges
        to its customers, and describe any limitations or constraints.

10.   Please clarify your response to prior comment 24 that indicates Computex is typically the
        principal in sales of third-party software support and maintenance. Clarify why you
        believe that you are the principal even though you are not providing the support and
        maintenance to the customer. In addition, tell us how you considered the guidance in
        Example 46A of ASC 606-10-55-324 upon adoption of ASC 606. Address whether you
        will continue to recognize the third-party software support and maintenance at the time of
        sale rather than over-time. We refer you to ASC 606-10-25-24. Indicate whether you
        obtain control of the services before those services are provided to the customer. Explain
        whether you believe you will be primarily responsible for fulfilling the promise to provide
        these services.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Jason Simon